Millburn Ridgefield Corporation

411 West Putnam Avenue
Greenwich, CT 06830

203-625-7554

August 4, 2008

By EDGAR and Overnight Mail

Mr. Kevin Woody Branch Chief
Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Nestor Partners (“Registrant” or “Nestor” or the “company”)
Form 10-K for Fiscal Year Ended
December 31, 2007
Filed March 28, 2008
Form 10-Q for Quarterly Period Ended
March 31, 2008
Filed May 15, 2008
File No. 000-50725

Dear Sir:

We are writing in response to your comment letter dated July 29, 2008 (the “Letter”), relating to the above-referenced filings. Registrant is responding to the Letter in the form of this correspondence, and will subsequently amend the above-referenced 10-Q filing as requested in the Letter. For your convenience, the comments included in the Letter are set forth verbatim below in italics, together with Registrant’s responses thereto.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

1. Please tell us how you complied with Item 303(A)(3) of Regulation S-K, or tell us why you believe it was not necessary to explain the changes in your investment income and expense line items.

In relevant part, Item 303(a)(3) of Regulation S-K requires a registrant to “[d]escribe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.”

MILLBURN RIDGEFIELD CORPORATION

Mr. Kevin Woody
Securities and Exchange Commission
August 4, 2008

Registrant believes that it has addressed each component of the above-cited requirement. In Registrant’s opinion, with respect to the investment income and expense line items for the period covered by this Form 10-K: (i) there were no unusual or infrequent events or transactions; (ii) there were no significant economic changes that materially affected the amount of reported income from continuing operations that have not been described; and (iii) there were no significant components of revenues or expenses that, in Registrant’s judgment, should be described in order to understand Registrant’s results of operations. With respect to item (ii) of the preceding sentence, it is Registrant’s opinion that it has described all economic changes that were significantly different from the Form 10-K filed for the prior fiscal year (2006). Because the investment income and expense line items were not significantly different from the prior year, as evidenced in the net investment income line in the Statement of Financial Highlights (net investment income for limited partners was 1.07% of average capital in 2007 compared with 1.11% of average capital in 2006, and for special limited partners was 3.82% of average capital in 2007 compared 3.60% in 2006), Registrant believes that this item of Regulation S-K does not require a written description and that investment income and expense are adequately described in the financial information given.

Notwithstanding the foregoing, Registrant will endeavor to provide additional written discussion with respect to this item in future filings.

Exhibits 31.1, 31.2, and 31.3
2. We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word "report" with "annual report" in paragraphs 2, 3, and 4, you have replaced the word "registrant" with "Partnership" in paragraphs 3, 4, and 5, and you have replaced the language "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" with "fourth fiscal quarter" in paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.

As requested in the Letter, Registrant will revise these certifications in future filings.

Form 10-Q for the quarterly period ended March 31, 2008

Exhibits 31.01, 31.02, and 31.03

MILLBURN RIDGEFIELD CORPORATION

Mr. Kevin Woody
Securities and Exchange Commission
August 4, 2008

3. We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word "report" with "quarterly report" in paragraphs 2, 3, and 4, you have replaced "cash flows" with "changes in Partnership capital" in paragraph 3, you have replaced the word "registrant" with "Partnership" in paragraphs 3, 4, and 5, you have removed "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" from paragraph 4, and you have removed "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles" from paragraph 4. Please amend your filing to comply with the Exchange Act Rules.

Registrant will amend its filing as described above to comply with the Exchange Act Rules.
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As requested in the Letter, the company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

MILLBURN RIDGEFIELD CORPORATION

Mr. Kevin Woody
Securities and Exchange Commission
August 4, 2008

If you have further comments or questions or we may be of further assistance, please contact me at (212) 332-7300.

Sincerely,

/s/ Gregg Buckbinder
Gregg Buckbinder
Chief Financial Officer,
Millburn Ridgefield Corporation, General Partner

cc:

James Biery

Steven M. Felsenthal

Jennifer Monick (By Facsimile: (202) 772-9209)
Staff Accountant, Division of Corporation Finance,
Securities and Exchange Commission

Matthew White